KW 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2015 WASH., D.C. 201

15048106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Financial Advantage Company / Richter Larry Lee

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio (City) Texas (State) 78216-1617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Richter 210-490-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508W Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Financial Advantage Company, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Proprietor
Title

Notary Public

MARK A. MENDOZA
Notary Public, State of Texas
My Commission Expires
May 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
The Financial Advantage Company
423 Lazy Bluff
San Antonio , TX 78216

Report on the Financial Statements

I have audited the accompanying statement of financial condition of The Financial Advantage Company as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of The Financial Advantage Company management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Financial Advantage Company as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of The Financial Advantage Company financial statements. The Net Capital Computation is the responsibility of The Financial Advantage Company's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

The Financial Advantage Company
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS	
CURRENT ASSETS	
Cash in Banks	$ 91,625
Accounts Receivable	9188
Total Current Assets	100813
PROPERTY AND EQUIPMENT	
Equipment	20557
Leasehold Improvements	4184
Less: Accumulated Depreciation	(19,706)
Net Property and Equipment	5035
TOTAL ASSETS	105848
LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable	5448
Total Current Liabilities	5448
LONG TERM LIABILITIES	
Total Liabilities	5448
PROPRIETOR'S CAPITAL	
Proprietor's Capital	100400
LIABILITIES AND PROPRIETOR'S CAPITAL	
Total Liabilities and Proprietor's Capital	$ 105,848

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Revenue	
Commissions Earned	$ 134,311
Total Revenue	$ 134,311
Operating Expenses	
Employee Compensation and related costs	11388
Communications and data	3295
Regulatory fees	2030
Other expenses	22186
Total Operating Expenses	38899
Operating Income (Loss)	95412
Net Income	$ 95,412

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	95412
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by (used) in operating activities:	
Prior Period Adjustments	
Depreciation and Amortization	595
Losses (Gains) on Sale of Fixed Assets:	0
Decrease (Increase) in Operating Assets:	(947)
Investments	
Accounts Receivable	(1697)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	393
Accrued Liabilities	
Total Adjustments	(1656)
Net Cash Provided By (Used In) Operating Activities	**93756**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	**0**
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(78129)
Contributions	0
Net Cash Provided By (Used In) Financing Activities	**(78129)**
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**15627**
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	**75998**
CASH AND EQUIVALENTS AT END OF PERIOD	**$ 91,625**

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2014

	Twelve Months Ended 31-Dec-14
Proprietor's Equity Beginning of Period Equity	$ 83,117
Plus: Net Income	95412
Less: Member Distributions	(78,129)
Proprietor's Equity End of Period	$ 100,400

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2014

Subordinated Liabilities 12/31/2013		-
Additions	-	
Subtractions	-	
Subordinated Liabilities 12/31/2014		-

The accompanying notes are an integral part of these financial statements.

The Financial Advantage Company
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization
The Financial Advantage Company (the Company) was organized in the State of Texas effective November 1988. The Company has adopted a calendar year.

Description of Business
The Company, located in San Antonio, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k (1), which provides an exemption for "Limited Business (mutual fund and/or variable annuities only)".

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -Recognition of Bad Debt
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition
Securities transactions and the related commission revenues are recorded by the Company on the trade date.

Depreciation
Depreciation is calculated using the straight line method.

Income taxes
The proprietorship is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on total income from all sources; accordingly, no provision for income taxes is made in these statements. The proprietor customarily makes estimated tax payments toward the personal income tax liability from his personal bank accounts.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income
Statement of Financial Accounting Standards (SfAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations
The Company has revenue concentrations. The company is a state registered broker dealer; the firm is limited to mutual funds and variable products.

NOTE B -RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company is provided office space by the sole proprietor.

NOTE C- OTHER COMMITMENTS AND CONTINGENCIES

An administrative proceeding was initiated by the Commissioner of Securities of the State of Georgia (Georgia) that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. Mr. Richter, having reviewed this action with his legal counsel, believes the civil penalty and related judgment are unenforceable. To date, Georgia has not attempted

to enforce the penalty or judgment. In the event that the civil penalty is upheld and enforced, the maximum liability is estimated to be $4,480, which is included in accrued expenses in the accompanying balance sheet.

NOTE C-PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight line method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5years	$	0
Furniture and equipment	3-7 years		20,557
Leasehold improvements	39 years		4,184
			24,741
Less -accumulated depreciation			(19,706
Total		$	5,035

Depreciation expense was $595 for the year December 31, 2014.

NOTE D -FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level I) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -Quoted, active market prices for identical assets or liabilities. Level 1also includes U.S.Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did not have any Level 1assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketplace. The company did not have Level 3 assets.

	Level 1	Level 2	Level 3	Total
Money Market	-	-	-	-
Securities Owned	-	-	-	-
Insurance-Variable	-	-	-	-
Total	-	-	-	-

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Money Market	-	-
Marketable Securities	-	-
Insurance-Variable annuity	-	-
Total	-	-

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: $0.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Insurance -variable annuity is recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2013		
Money Market	-	-
Marketable Securities	-	-
Insurance -Variable Annuity	-	-
Total	-	-

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2013				
Held to Maturity:				
Money Market Funds	-	-	-	-
Totals	-	-	-	-

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 3, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The Financial Advantage Company
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Stockholder's Equity			$ 100,400
Non-Allowable Assets			
Accounts receivable		$4,215	
Property, Furniture & Equipment		5,035	
Total Non-Allowable Assets		$9,250	
Haircuts on Securities Positions			
Securities Haircuts	$ -		
Undue Concentration Charges	-		
Total Haircuts on Securities Positions		$ -	
Net Allowable Capital			$ 91,150

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 363
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	86,150

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,448
Percentage of Aggregate Indebtedness to Net Capital	5.98%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2014	$ 91,150
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 91,150
Reconciled Difference	-

The Financial Advantage Company
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 1000% (10:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $91,150 which was $86,150 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.98%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to No Material Differences

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(1); Limited business (mutual funds and/or variable annuities).

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

<u>Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

The Financial Advantage Company

Securities Offered Through The Financial Advantage Company

Mailing and Street Address: 423 Lazy Bluff, San Antonio, TX 78216-1617
Office: 210-490-8877 Home: 210-490-9970 Fax: 210-881-6779
Business Email: larry@emc30.com Personal Email: larryrichter0429@msn.com

28 January 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southland, MI 48075

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief The Financial Advantage Company:

1. The Financial Advantage Company claims exemption 15c3-3(k)(1) from 15c3-3;
2. The Financial Advantage Company has met the identified exemption from 1 January 2014 through 31 December 2014, without exception, unless, if applicable, as stated in number 3, below;
3. The Financial Advantage Company has had no exceptions to report this fiscal year.

Regards,

Larry Richter
Registered Principal
The Financial Advantage Company

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
The Financial Advantage Company
423 Lazy Bluff
San Antonio, TX 78216

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) The Financial Advantage Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Financial Advantage Company claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) The Financial Advantage Company stated that The Financial Advantage Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Financial Advantage Company 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Financial Advantage Company compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA